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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: October 31, 2018 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 001-14960
CUSIP NUMBER 633643804**

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2016
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

** There is no CUSIP number assigned to the ordinary shares. CUSIP number 633643804 has been assigned to the American Depositary Receipts of National Bank of Greece S.A., which are traded over the counter under the symbol NBGGY.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I — REGISTRANT INFORMATION

National Bank of Greece S.A.
Full Name of Registrant

Not applicable
Former Name if Applicable

86 Eolou Street
Address of Principal Executive Office (Street and Number)

10232 Athens, Greece
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

National Bank of Greece S.A. (the “Company” and together with its consolidated subsidiaries, the “Group”) is unable to file, without unreasonable effort and expense, its annual report on Form 20-F for the financial year ended December 31, 2016 within the prescribed time period for the reasons described below.

In December 2016 the Company entered into definitive agreements for the sale its Bulgarian subsidiaries United Bulgarian Bank A.D. (“UBB”) and Interlease E.A.D and its subsidiary incorporated in the Republic of South Africa South African Bank of Athens Ltd (“SABA”) (the “Transactions”).

As results of the Transactions, the Company needs additional time to finalize the presentation of its U.S. GAAP financial statements for the financial year ended December 31, 2016 along with the restatement of the prior years.

Additionally, following the completion on June 15, 2016 of the disposal of the Company’s entire stake in Finansbank A.S. (“Finanasbank”), the Company needs additional time to finalize the treatment under U.S. GAAP of the respective completion and to complete its review of its annual report on Form 20-F.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	George Angelides	011-30	210 772 7701
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

According to the Group’s IFRS financial statements for the financial year ended December 31, 2016, loss for the period amounted to €2,860 million compared to loss for the period of €4,198 million for the financial year ended December 31, 2015. Credit provisions and other impairment charges also declined from €4,175 million for the financial year ended December 31, 2015 to €809 million for the financial year ended December 31, 2016. The greater loss in the financial year ended December 31, 2015 relates to the Company’s disposition of its entire stake in Finansbank, which resulted in recognizing a substantial impairment loss during the period ended December 31, 2015 (of which a greater portion of the impairment loss was recognized under the U.S. GAAP financial statements than under the IFRS financial statements). The decline in the credit provisions and other impairment charges for the financial year ended December 31, 2016 compared to the financial year ended December 31, 2015 mainly resulted from stabilizing asset quality driven by a decline year-over-year in the formation of loans greater than 90 days past due  and favorable curing trends, as well as reduced pressure on house prices with the decline in house prices during 2016 being -2.3% compared to -5.1% in 2015. These developments reflect the stabilization of the Greek economy in 2016 with GDP remaining flat on an annual basis, following a full year contraction in real GDP of 0.3% in 2015 as well as the imposition of capital controls and the three week bank holiday in July 2015 which created downward pressure on economic activity.

Other than some adjustments due to the treatment of the Finansbank disposition under U.S. GAAP as opposed to IFRS, it is expected that these same factors will have similarly pronounced effects on the Group’s U.S. GAAP financial statements for the financial year ended December 31, 2016 to be included in the Company’s Form 20-F, as compared with the Group’s U.S. GAAP financial statements for the financial year ended December 31, 2015.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 28, 2017	By	/s/ LEONIDAS FRAGKIADAKIS
Leonidas Fragkiadakis
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).